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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                      SEC FILE NUMBER: 000-49835

                           NOTIFICATION OF LATE FILING


(Check One):      [ ] Form 10-K     [ ] Form 20-F       [ ] Form 11-K
                  [X] Form 10-Q     [ ] Form N-SAR      [ ] Form N-CSR


                  For Period Ended: September 30, 2003
                                    --------------------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------


     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification related to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


Hollinger International Inc.
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Full Name of Registrant


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Former Name If Applicable


401 North Wabash Avenue, Suite 740
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Address of Principal Executive Office (Street and Number)


Chicago, Illinois  60611
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X}     (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Company formed a Special Committee of Independent Directors on June 17, 2003 to investigate certain matters raised by shareholders of the Company. That investigation has recently focused on payments characterized as non-compete payments made by the Company to related parties. Some of these payments have been previously disclosed and others have not been previously disclosed. The Audit Committee has joined the Special Committee's investigation of these payments. The Committees' investigation has determined that there are inaccuracies in prior public filings of the Company involving the amount, authorization and purpose of such payments, among other things. The Special Committee's investigation of these matters and other concerns is continuing. The Company has not completed necessary corrective disclosures to be incorporated in its Form 10-Q and the Company's independent public accountants have not completed their review of the financial statements to be included therein.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


          Paul B. Healy                (212)                    586-5666
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             (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is
     no, identify report(s).                             [X]  Yes       [ ]  No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                            [ ]  Yes       [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                          Hollinger International Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14, 2003          By  /s/  Peter K. Lane
                                      Vice President and Chief Financial Officer